SEC
Mail Processing
Section

MAY 29 2012

Washington DC
400

SEC[illegible]  [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 52483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GONOW SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix E. Ajegbo, Dir/Secretary 323 466 6948
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vernon D. Oates, CPA Los Angeles, CA
(Name – *if individual, state last, first, middle name*)

8816 Foothill Blvd 103-370 (Address) Rancho Cucamongo, (City) CA (State) 91730 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix E. Ajegbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director/Secretary.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

X See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd day of MAY, 2012, by

Date Month Year

(1) ______________________________

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________

Name of Signer

✓ proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]

Signature of Notary Public

3600 Wilshire Blvd. L.A., Ca. 90010 - 80,534

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report.

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DECEMBER 31, 2007

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

TABLE OF CONTENTS

PART I

PART II

THE JOSHUA MANAGEMENT GROUP, LLC
15021 Ventura Boulevard, Suite 595
Sherman Oaks, CA 91403

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

The accompanying statements of income (loss), cash flows, changes in stockholders' equity and the related balance sheet, have been audited for the year ended December 31, 2007. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of GoNow Securities, Inc. as of December 31, 2007, and the results of its operations, stockholders' equity and its cash flows and the supplemental schedule of net capital for the year then ended in conformity with generally accepted accounting principles.

May 21, 2012

Vernon Oates, CPA
The Joshua Management Group, LLC

GONOW SECURITIES, INC.
BALANCE SHEET
December 31, 2007

ASSETS			
Current assets:			
Cash	$ 55,695		
Escrow Deposit	1,000		
Total current assets		56,695	
Fixed assets:			
Office equipment	1,093		
Accumulated depreciation	(105)		
Net fixed assets		988	
TOTAL ASSETS			$ 57,683
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Accounts payable	$ 240		
Total current liabilities	240		
TOTAL LIABILITIES		240	
STOCKHOLDER'S EQUITY			
Common stock	0		
Additional paid in capital	442,117		
Accumulated deficit	(384,674)		
TOTAL STOCKHOLDER'S EQUITY		57,443	
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$ 57,683

See independent auditor's report and notes to financial statements

GONOW SECURITIES, INC.
STATEMENT OF INCOME AND (LOSS)
For the Year Ended December 31, 2007

Revenue:	
Interest Income	$ 383
Other Income	3,340
Gross Income	3,723
Operating Expenses:	
Bank Charges	309
Other Expenses	7,364
Professional Fees	9,532
NASD Fees & Assessment	6,892
Postage & Delivery	192
Rent	6,871
Total Expenses	31,160
(Loss) before income tax provision	(27,437)
Provision for income taxes	0
Net Income (loss)	$ (27,437)

See independent auditor's report and notes to financial statements

GONOW SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Net loss from operations		$ (27,437)
Cash flows from operating activities:		
Decrease in CRD account		439
Net cash used for operating activities		(26,998)
Cash flows from financing activities:		
Capital contributed	56,473	
Net cash provided by financing activities		56,473
Net increase in cash and cash equivalents		29,475
Cash and cash equivalents at December 31, 2006		26,220
Cash and cash equivalents at December 31, 2007		$ 55,695

See independent auditor's report and notes to financial statements

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Stock Shares		Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2006	--	$	--	$385,644	$(357,237)	$ 28,407
Capital Contributed	--		--	56,473		56,473
Net (Loss)	--		--		(27,437)	(27,437)
Balance, December 31, 2007	--		--	$442,117	$(384,674)	$ 57,443

See independent auditor's report and notes to financial statements

NATURE OF ORGANIZATION

GoNow Securities, Inc. (the Firm), was formed in July 2000 as a Nevada corporation. The Firm is registered non-publicly held Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industries Regulation Authority (FINRA). During 2007 the Firm's addition of equity in its business mix under Safe Harbors Rule was rejected July 2, 2007 by FINRA requiring a rule 1017 Application "CMA" to make such addition. The firm now operates under its amended membership Agreement with 1017 Application to be made for addition of equities so as to continue providing service to clients and their securities business brought on by Principal and Registered Representative when they joined the firm.

NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1 (see page 10 Net Capital Calculation).

RESERVE REQUIREMENT AND POSSESSION/CONTROL REQUIREMENT OF RULE 15c3-3

GoNow Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 under section (k) (2)(i). As an introducing $5,000.00 Broker Dealer, the Firm does not possess or control customer funds and securities in compliance with customer protection rule, SEC 15c3-3.

DUE FROM FORMER OFFICER

There was misappropriation of funds by Mr. Keny Edgar Chang, the Firm's former President. The matter has been investigated and is being referred to legal advisors for collection. However, the full amount has been fully reserved for.

SUBSEQUENT EVENT

The Firm has opened its OSJ in Florida with its main office changed into a non-branch to resume its securities business all of which will be conducted and supervised in the Florida OSJ.

USE OF ESTIMATES

Management's estimates and assumptions used in preparation of compliant financials during the reporting period may differ from actual results.

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from balance sheet	$	57,443
Loss North American Clearing		(3,331)
NET CAPITAL	$	54,112
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$	0
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	49,112
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	49,112
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	0
Percentage of aggregate indebtedness to net capital		N/A
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)		N/A

RECONCILIATION

The following is reconciliation, as of December 31, 2007 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d) (4):

Net capital per FOCUS report	$	62,202
Post-closing bookkeeping adjustment		(8,090)
Net capital-audited	$	54,112

PART II

GONOW SECURITIES, INC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the Firm) for the year ended December 31, 2007, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm: (1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm, therefore, claims exemption under Rule 15c3-3 section (k)(2)(i).

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relativity low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

May 21, 2012

Vernon Oates, CPA
The Joshua Management Group, LLC

Go Now Securities, Inc.

SEC
Mail Processing
Section

MAY 29 2012

Washington DC
400

May 22, 2012

FINRA
Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

Attn: Herani Dansamo

Re: **GoNow Securities, Inc. ("GNSI" or "the Firm) Member CRD #: 104020**
Re-Audit of Financials for Year Ended Dec 31, 2007 and Dec 31, 2008
Previously submitted for the Firm by the Late Dennis Paul Encapera

Ladies and Gentlemen:

In general compliance to your request, please find attached, re-audit for the Firm at year ended Dec 31, 2007 and Dec 31, 2008 as may have been previously submitted for the Firm by its prior Principal, the late Mr. Dennis Paul Encapera. Please see State of Florida Office of Vital Statistics Certified Copy of Florida Certificate of Death attached and fully set herewith by reference.

The Firm is unable to resolve any issue arising from said prior submission with the Late Mr. Dennis Paul Encapera on account of his demise, and therefore trust the attached re-audit of its financial statement at the relevant periods serves as full compliance to your request.

Request for Termination of Suspension or Regulatory Action.

The Firm on the ground of full compliance hereby request termination of suspension or other Regulatory Action further to FINRA Rule 9552 or other relevant state action.

Thank you in advance of your assistance in this matter with Granting of the requested relief of termination from suspension or other Regulatory action.

Regards;
GONOW SECURITIES, INC.

Felix E. Ajegbo
Director

STATE OF FLORIDA

OFFICE of VITAL STATISTICS

CERTIFIED COPY

LOCAL FILE NO.

FLORIDA CERTIFICATE OF DEATH

2010 147054

1. DECEDENT'S NAME (First, Middle, Last, Suffix)	Dennis Paul Encapera
2. SEX	Male
3. DATE OF BIRTH (Month, Day, Year)	April 2, 1952
4a. AGE-Last Birthday (Years)	58
4b. UNDER 1 YEAR (Months / Days)	
4c. UNDER 1 DAY (Hours / Minutes)	
5. DATE OF DEATH (Month, Day, Year)	Found November 13, 2010
6. SOCIAL SECURITY NUMBER	206-42-1725
7. BIRTHPLACE (City and State or Foreign Country)	Brownsville, Pennsylvania
8. COUNTY OF DEATH	Martin
9. PLACE OF DEATH (Check only one)	HOSPITAL: __ Inpatient __ Emergency Room/Outpatient __ Dead on Arrival; NON-HOSPITAL: __ Hospice Facility __ Nursing Home/Long Term Care Facility ✓ Decedent's Home __ Other (Specify)
10. FACILITY NAME (If not institution, give street address)	1563 SW Jasmin Terrace
11a. CITY, TOWN, OR LOCATION OF DEATH	Palm City
11b. INSIDE CITY LIMITS?	__ Yes X No
12. MARITAL STATUS (Specify)	__ Married __ Married, but Separated __ Widowed X Divorced __ Never Married
13. SURVIVING SPOUSE'S NAME (If wife, give maiden name)	
14a. RESIDENCE - STATE	Florida
14b. COUNTY	Martin
14c. CITY, TOWN, OR LOCATION	Palm City
14d. STREET ADDRESS	1563 SW Jasmine Trace
14e. APT. NO.	
14f. ZIP CODE	34990
14g. INSIDE CITY LIMITS?	__ Yes X No
15a. DECEDENT'S USUAL OCCUPATION (Indicate type of work done during most of working life.) Do not use "Retired"	Advisor
15b. KIND OF BUSINESS/INDUSTRY	Insurance/Securities
16. DECEDENT'S RACE (Specify the race/races to indicate what decedent considered himself/herself to be. More than one race may be specified.)	X White __ Black or African American __ American Indian or Alaskan Native (Specify tribe) __ Asian Indian __ Chinese __ Filipino __ Japanese __ Korean __ Vietnamese __ Other Asian (Specify) __ Native Hawaiian __ Guamanian or Chamorro __ Samoan __ Other Pacific Isl. (Specify) __ Other (Specify)
17. DECEDENT OF HISPANIC OR HAITIAN ORIGIN? (Specify if decedent was of Hispanic or Haitian Origin.)	__ Yes (If Yes, specify) X No __ Mexican __ Puerto Rican __ Cuban __ Central/South American __ Other Hispanic (Specify) __ Haitian
18. DECEDENT'S EDUCATION (Specify the decedent's highest degree or level of school completed at time of death.)	__ 8th or less __ High school but no diploma __ High school diploma or GED __ College but no degree; College degree (Specify): __ Associate __ Bachelor's X Master's __ Doctorate
19. WAS DECEDENT EVER IN U.S. ARMED FORCES?	__ Yes X No
20. FATHER'S NAME (First, Middle, Last, Suffix)	Thomas Encapera
21. MOTHER'S NAME (First, Middle, Maiden Surname)	Anna Dean
22a. INFORMANT'S NAME	Diane Clingan
22b. RELATIONSHIP TO DECEDENT	Sister
23a. INFORMANT'S MAILING - STATE	Florida
23b. CITY OR TOWN	Palm City
23c. STREET ADDRESS	1563 SW Jasmine Trace
23d. ZIP CODE	34990
24. PLACE OF DISPOSITION (Name of cemetery, crematory, or other place)	Royal Palm Crematory
25a. LOCATION - STATE	Florida
25b. LOCATION - CITY OR TOWN	West Palm Beach
26a. METHOD OF DISPOSITION	__ Burial __ Entombment X Cremation __ Donation __ Removal from State __ Other (Specify)
26b. IF CREMATION, DONATION OR BURIAL AT SEA, WAS MEDICAL EXAMINER APPROVAL GRANTED?	X Yes __ No
27a. LICENSE NUMBER (of Licensee)	F042382
27b. SIGNATURE OF FUNERAL SERVICE LICENSEE OR PERSON ACTING AS SUCH	[signature]
28. NAME OF FUNERAL FACILITY	FOREST HILLS FUNERAL HOMES - PALM CITY CHAPEL
29a. FACILITY'S MAILING - STATE	FLORIDA
29b. CITY OR TOWN	PALM CITY
29c. STREET ADDRESS	2001 SW MURPHY ROAD
29d. ZIP CODE	34990
30. CERTIFIER: (Check one)	__ Certifying Physician - To the best of my knowledge, death occurred at the time, date and place, and due to the cause(s) and manner stated. ✓ Medical Examiner - On the basis of examination, and/or investigation, in my opinion, death occurred at the time, date and place, due to the cause(s) and manner stated.
31a. (Signature and Title of Certifier)	[signature]
31b. DATE SIGNED (mm/dd/yyyy)	11/15/2010
32. TIME OF DEATH (24 hr.)	Found 0855
33. MEDICAL EXAMINER'S CASE NUMBER	1 0 1 9 0 0 7 1 5
34a. LICENSE NUMBER (of Certifier)	ME 78519
34b. CERTIFIER'S NAME	Linda R. O'Neil, M.D., A.M.E.
35. NAME OF ATTENDING PHYSICIAN (If other than Certifier)	
36a. CERTIFIER'S - STATE	Florida
36b. CITY OR TOWN	Fort Pierce
36c. STREET ADDRESS	2500 South 35th Street
36d. ZIP CODE	34981
37. SUBREGISTRAR - Signature and Date	
38a. LOCAL REGISTRAR - Signature	[signature]
38b. DATE FILED BY REGISTRAR (Mo., Day, Yr.)	NOV 16 2010

DEMOGRAPHIC INFORMATION TO BE COMPLETED BY: FUNERAL DIRECTOR

MEDICAL CERTIFIER

VOID IF ALTERED OR ERASED